Filed Pursuant to Rule 433
Registration No. 333-154432
July 23, 2009
PRICING TERM SHEET
9.100% Senior Notes due 2017

Issuer:	KB Home

Security:	9.100% Senior Notes due 2017

Size:	$265,000,000

Maturity Date:	September 15, 2017

Coupon:	9.100%

Interest Payment Dates:	September 15 and March 15, commencing March 15, 2010

Price to Public:	Variable Price Re-offer

Benchmark Treasury:	3.125% due May 15, 2019

Benchmark Treasury Yield:	3.695%

Spread to Benchmark Treasury:	+575.5 basis points

Net Price to KB Home:	96.639%

Net Proceeds to KB Home:	$256,093,350

Make-whole call:	At any time at a discount rate of T+50 basis points

Change of Control Offer:	101% of principal amount plus accrued interest

Expected Settlement Date:	July 30, 2009 (T+5)

CUSIP:	48666K AP4

Anticipated Ratings:	B1 by Moody’s Investors Service, Inc., BB- by Standard & Poor’s Ratings Services and BB- by Fitch Ratings, each with a negative outlook

Sole Bookrunning Manager:	Citigroup Global Markets Inc.

Co-Managers:	Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.

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